February 9, 2005



Ms. Cicely Luckey
Senior Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      eAutoclaims, Inc.
         Form 10-K for the year ended July 31, 2004
         Form 10-Q for the quarter ended October 31, 2004

Dear Ms. Luckey:

     This letter is written in response to your comment letter dated January 31, 2005 regarding the above referenced filings for eAutoclaims, Inc. ("eAuto"). To facilitate your review of this filing, I have repeated your question or comment from your letter and then provided our response.

     1. Advise us why the revenue recognition policy included in your audited financial statements does not address your accounting treatment for each material type of revenue stream or revise accordingly in future filings. In addition, we note that you have built specialty applications for companies serving the insurance industry. Clarify the accounting treatment for sales of software where customization is required. To the extent you make changes to your future filings, please provide an example of the presentation you propose to use in a supplementary response to us.

     Revenue_Recognition_Disclosure - We believe that the revenue recognition policies for all material revenue streams are described in the audited financial statements in paragraphs four through six of footnote two, starting on page F-7.

     Software Application Accounting Treatment - eAutoclaims does not license or sell software that is developed internally or customized to customer's specifications. The software resides on our servers and our customers use it to transact and transmit claims and estimates. The software is strictly a tool we use to deliver our services. We generate revenue streams from our services of coordinating and reviewing the claims and the repair of the vehicle.

     However, we are a reseller of software that is used to calculate repair estimates. That software is developed by an outside vendor. We do not modify that software or take any returns after the software is sold. Revenue is recorded upon shipment and when our fee is fixed and determinable.

     2. Please clarify when you record claims processing charges as an expense to the company.

     Claims Processing Charges - We record the claims processing charge at the same time we record the revenue associated with the claim. When the repair is complete the repair facility has the consumer sign a document that states that the repair is complete and that the customer is satisfied with the repair. Once the repair facility faxes us this document we record both the revenue and claims processing charge (cost of sale).
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     3. Please clarify your accounting for advanced payments from customers.

     Advanced Payments - We receive payments from insurance companies typically before the repair has been completed. The funds received, which include our margin on the repair, are shown as a current liability (advanced payments). Once the repair is complete (we receive the written notification from the shop and customer) we recognize the revenue and the claims process charge.

     4. Tell us how you accounted for the repricing of the 1,000,000 warrants from $0.63 to $0.35 and your basis in GAAP for your accounting treatment.

     Accounting Treatment of Warrants - The Company has accounted for the repricing using the modification accounting methodology described in paragraph 35 of FASB No. 123. The Company compared the fair value of the modified warrants with the fair value of the warrants immediately before the modification, and found that there was no incremental value. Accordingly, no additional charge was recorded.

     5. Please clarify how you applied EITF 98-5 to your April 23, 2004 transaction, specifically how it relates to the value assigned to the 892,857 warrants issued.

     EITF 98-5 - Upon issuance of the convertible debentures and the warrants, the Company allocated $89,286 to the warrants. The Company obtained the value, $0.10 per warrant, using an investment specialist. In accordance with EITF No. 98-5, the Company then computed the beneficial conversion feature. The debentures were convertible at $0.28 per share and the market price of the Company's stock was $0.38 per share. Upon conversion, the investor would obtain 892,857 shares (250,000 / .28) at a $0.10 discount.

         Pursuant to your request, this response letter is filed electronically via EDGAR. This letter also confirms that we will incorporate, where applicable, the staff's comments in our future filings. If you need any additional information, please do not hesitate to contact me at 813-749-1020.

Very truly yours,


/s/ Scott Moore
Chief Financial Officer
eAutoclaims, Inc.